SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE FOUR HUNDRED AND FIFTY FIRST MEETING

OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

I hereby certify, for all due purposes, that on the twenty-seventh day of March of the year two thousand and seventeen, at 8:30 AM, at the headquarters of Eletrobras, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro, the Fiscal Council of Eletrobras met. Board members AGNES MARIA DE ARAGÃO DA COSTA, ALOISIO MACÁRIO FERREIRA DE SOUZA, LUÍS FELIPE VITAL NUNES PEREIRA and RONALDO DIAS attended the meeting, and the Chairman of the Fiscal Council, EDUARDO CESAR PASA, attended via videoconference, from Brasília. The Secretary General, Ms. Marcella Fuchs Salomão, was assigned to serve as secretary in the meeting. Agenda: 1. Analysis of the financial statements of 2016. Mr. Danilo Simões and Mr. Hugo Blezer, partners of KPMG Auditores Independentes, were invited, and commented on the opinion provided by the External Audit and presented the Main Topics of the Audit. Next, the Accounting Superintendent, Rodrigo Vilella Ruiz, accompanied by the Head of Tax and Fiscal Planning, Eduardo Ramos, were invited to provide additional explanations regarding the financial statements. The Fiscal Council met also with Chief Legal and Corporate Management Officer, Alexandre Vaghi de Arruda Aniz, and with the Head of the Legal Advisory Department, Rodrigo Madeira de Araújo, to address the legal understanding of the company regarding legal issues related to the financial statement of 2016. The Members of the Fiscal Council, after analysis and considerations, opted, unanimously, to issue two opinions, which shall be attached to these Minutes, regarding the financial statements and the capital budget. The Fiscal Council also learned the proposal made by the Administration for the next Ordinary General Meeting. There being no further business, Mr. Chairman of the Fiscal Council closed the day's proceedings, establishing the drafting of these Minutes, which, upon being read and approved, is signed by those in attendance and by Marcella Fuchs Salomão, Secretary. The other resolutions made in such meeting have been omitted from this certificate, for they concern purely internal interests of the Company, valid caution, supported by the duty of secrecy of the Administration, as per the main section of Article 155 of Law no. 6,404 (Stock Corporations Act), thus placed outside the scope of the rule included in paragraph 1 of article 142 of such law. Rio de Janeiro, March 27, 2017. (aa) EDUARDO CESAR PASA – Chairman; LUÍS FELIPE VITAL NUNES PEREIRA; AGNES MARIA DE ARAGÃO DA COSTA; ALOISIO MACÁRIO FERREIRA DE SOUZA; RONALDO DIAS – members and MARCELLA FUCHS SALOMÃO, Secretary.

Rio de Janeiro, March 27, 2017.

MARIA SILVIA SAMPAIO SANT´ANNA
General Secretary

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

OPINION ON FINANCIAL STATEMENTS

12.31.2016

The Fiscal Council of Centrais Elétricas Brasileiras SA - Eletrobras, within the scope of its legal and statutory duties, carried out the examination Management Report and Financial Statements for the fiscal year ended December 31, 2016, which were approved, on this date, By the Board of Directors, as well as the proposals relating to the allocation of profit for the year and the absorption of losses for the year 2015 by legal reserves and capital reserves, in that order.

Considering the follow-up work of the Company developed by the Fiscal Council throughout the year, based on the analysis of the documentation presented, the information provided by the Superintendency of Accounting - DFC and the Opinion of KPMG Auditores Independentes, with emphases, the Fiscal Council of Eletrobras understands That these documents, corroborated by the emphases contained in the Independent Auditors 'Report, are capable of being submitted to the deliberation of the Ordinary General Meeting of Shareholders of the Company.

Rio de Janeiro, March 27, 2017.

EDUARDO CESAR PASA	LUÍS FELIPE VITAL NUNES PEREIRA
Chairman of the Board	Board Member

AGNES MARIA DE ARAGÃO DA COSTA	ALOISIO MACÁRIO FERREIRA DE SOUZA
Board Member	Board Member

RONALDO DIAS

Board Member

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

Opinion

The Fiscal Council of Centrais Elétricas Brasileiras SA - Eletrobras, within the scope of its legal and statutory attributions, has been informed of Eletrobras' capital budget for the year 2017, as transcribed below, approved by Decree No. 8,933, dated December 28, 2016 and by Annual Budget Law No. 13,414 of January 10, 2017, and understands that the proposal of the Company's Management is apt to be submitted to the Annual General Meeting, observing the global limits by heading established by Decree No. 7,628/2011.

Capital Budget	R$
Direct Investment	R$ 29,976,851
Financial Investment	R$ 437,298,474
Debt Amortization	R$ 3,737,693,853
Others Capital Expenditure	R$ 2,415,719,560
Total	R$ 6,620,688,738

The sources to cover this budget come from the Company's own resources, in the amount of R$ 4,420,688,738 (four billion, four hundred and twenty million, six hundred eighty-eight thousand, seven hundred and thirty-eight reais) and long-term financing resources, in the amount of R$ 2,200,000,000 (two billion and two hundred million reais)

Rio de Janeiro, March 27, 2017.

EDUARDO CESAR PASA Chairman	LUIZ FELIPE VITAL NUNES PEREIRA Member

AGNES MARIA DE ARAGÃO DA COSTA Member	ALOÍSIO MACARIO FERREIRA DE SOUZA Member

RONALDO DIAS
Conselheiro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.